UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated August 8, 2011: Paragon Shipping Inc. Reports Second Quarter and Six Months Ended June 30, 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 8, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED

JUNE 30, 2011 RESULTS

ATHENS, Greece, August 8, 2011 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes and containers, announced today its results for the second quarter and six months ended June 30, 2011.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “For the second quarter of 2011, Paragon reported Adjusted EBITDA of $15.4 million, and Adjusted Net Income of $5.2 million, or $0.09 per share, which excludes a non-cash non-recurring loss of $19.8 million, or $0.34 per share, relating to the share consideration received from Box Ships for the vessels sold to it, which was a result of the consideration received by Paragon being partly based on Box Ship’s share price on the delivery date of those vessels, and the write off of a portion of the book value of our oldest vessel, the M/V Crystal Seas, for which we are reviewing several options now that her time charter has expired, and certain other non-cash items.”

Mr. Bodouroglou continued, “Since the beginning of the year, the drybulk charter market has continued to decline and the orderbook is still at a high level. Subsequent to the second quarter, we have taken certain steps that we believe will position us well to take advantage of the opportunities that we expect to arise during these weak markets. Specifically, we no longer have exposure in the Kamsarmax segment of the market, we have agreed to extend one of our credit facilities that was maturing in 2012 by five years, we have agreed to amend the repayment profile of another credit facility to increase our cash flow. We have also fixed three vessels on time-charters, which improved our fixed rate time charter coverage to 95% of our fleet capacity in 2011, 57% in 2012 and 35% in 2013.”

Mr. Bodouroglou concluded, “We remain cautiously optimistic on the medium-term prospects of the drybulk market, and have the resources to take advantage of opportunities that may increase long term shareholder value.”

Investment in Affiliate:

In April 2011, the Company’s wholly-owned subsidiary, Box Ships Inc., or Box Ships, successfully completed its initial public offering (“IPO”) of 11,000,000 shares of its common stock at $12.00 per share. Upon the closing of the IPO, the Company surrendered its 100 shares of Box Ships’ common stock and entered into the sale of Box Voyager, Box Trader and CMA CGM Kingfish with Box Ships in consideration for an aggregate of 3,437,500 shares of Box Ships’ common stock, valued at the date of delivery of vessels to Box Ships, and $105.0 million in cash. Following the delivery of the vessels to Box Ships, the Company owns approximately 21.3% of the outstanding common stock of Box Ships. The investment in Box Ships is accounted for under the equity method and is separately reflected on Company’s condensed balance sheet.

For the second quarter of 2011, the Company recorded $0.5 million income, representing its share of Box Ships net income for the period.

Second Quarter 2011 Financial Results:

Time charter revenue for the second quarter of 2011 was $25.1 million, compared to $29.5 million for the second quarter of 2010. The Company reported net loss of $16.8 million, or $0.28 per basic and diluted share for the second quarter of 2011, calculated on 58,254,929 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the second quarter of 2010, the Company reported net income of $7.3 million, or $0.14 per basic and diluted share, calculated on 49,481,540 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the second quarter of 2011 was $5.2 million, or $0.09 per basic and diluted share, compared to adjusted net income of $6.7 million, or $0.13 per basic and diluted share for the second quarter of 2010. Please refer to the table at the back of this release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA for the second quarter of 2011 was negative $5.9 million, compared to positive $17.5 million for the second quarter of 2010. EBITDA for the second quarter of 2011 was calculated by adding to net loss of $16.8 million, net interest expense and depreciation that, in the aggregate, amounted to $10.9 million. Adjusted EBITDA, excluding all non-cash items described below, was $15.4 million for the second quarter of 2011, compared to $16.2 million for the second quarter of 2010. Please see the table at the back of this release for a reconciliation of non-GAAP EBITDA and non-GAAP Adjusted EBITDA to GAAP net income.

The Company operated an average of 11.8 vessels during the second quarter of 2011, earning an average time charter equivalent rate, or TCE rate, of $22,466 per day, compared to an average of 11.0 vessels during the second quarter of 2010, earning an average TCE rate of $29,054 per day. Please see the table at the back of this release for a reconciliation of non-GAAP TCE rates to GAAP time charter revenue.

Total adjusted operating expenses for the second quarter of 2011 equaled $8.4 million, or approximately $7,784 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $1.3 million of share-based compensation for the period. For the second quarter of 2010, total adjusted operating expenses were $7.6 million, or approximately $7,618 per day, including the same items as mentioned above, but excluding $2.4 million of share-based compensation.

Second Quarter 2011 Non-cash Items

The Company’s results for the three months ended June 30, 2011 included the following non-cash items:

▪

Depreciation expense of $0.7 million, or $0.01 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increases depreciation expense (amortized over the remaining useful life of the vessel).

▪

Impairment loss of $5.0 million, or $0.09 per basic and diluted share, related to the M/V Crystal Seas.

▪

An unrealized loss from interest rate swaps of $0.2 million, or $0.01 per basic and diluted share.

▪

Loss on sale of vessels of $14.8 million, or $0.25 per basic and diluted share, related to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to Box Ships Inc.

▪

Non-cash expenses of $1.3 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees and related to share-based compensation to the management company.

In total, these non-cash items decreased net income by $22.0 million, or $0.37 per basic and diluted share, for the three months ended June 30, 2011.

Time Charter Coverage Update

Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years. Assuming all charter counter parties fully perform under the terms of the charters and that all options are exercised and including the drybulk newbuilding vessels, the Company has secured under such contracts 95%, 57% and 35% of its fleet capacity in 2011, 2012 and 2013, respectively.

Cash Flows

For the six months ended June 30, 2011, the Company generated net cash from operating activities of $24.5 million, compared to $28.7 million for the six months ended June 30, 2010. For the six months ended June 30, 2011, net cash from investing activities was $16.4 million and net cash used in financing activities was $55.5 million. For the six months ended June 30, 2010, net cash used in investing activities was $38.4 million and net cash used in financing activities was $50.6 million.

Newbuilding Program

On August 4, 2011, the Company agreed to convert its final Kamsarmax newbuilding contract into one of its already existing 4,800 TEU Containership newbuildings, which is expected to be delivered in the fourth quarter of 2013.

Six months ended June 30, 2011 Financial Results:

Time charter revenue for the six months ended June 30, 2011, was $54.1 million, compared to $60.9 million for the six months ended June 30, 2010. The Company reported net loss of $11.4 million, or $0.19 per basic and diluted share, for the six months ended June 30, 2011, calculated on 57,276,048 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2010, the Company reported net income of $16.5 million, or $0.32 per basic and diluted share, calculated on 49,481,532 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the six months ended June 30, 2011, was $12.0 million, or $0.20 per basic and diluted share. Adjusted net income for the six months ended June 30, 2010 was $14.8 million, or $0.29 per basic and diluted share. Please refer to the table at the back of this release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $10.7 million for the six months ended June 30, 2011, compared to $37.1 million for the six months ended June 30, 2010. This was calculated by adding to net loss of $11.4 million for the six months ended June 30, 2011, net interest expense and depreciation that in the aggregate amounted to $22.0 million for the six months ended June 30, 2011. Adjusted EBITDA, excluding all non-cash items described below, was $32.6 million for the six months ended June 30, 2011, compared to $34.0 million for the six months ended June 30, 2010. Please see the table at the back of this release for a reconciliation of non-GAAP EBITDA and non-GAAP Adjusted EBITDA to GAAP net income.

The Company operated 12.4 vessels during the six months ended June 30, 2011, earning an average TCE rate of $23,320 per day, compared to an average of 11.1 vessels during the six months ended June 30, 2010, earning an average TCE rate of $29,475 per day. Please see the table at the back of this release for a reconciliation of non-GAAP TCE rates to GAAP time charter revenue.

Total adjusted operating expenses for the six months ended June 30, 2011, were $17.3 million, or approximately $7,690 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $2.7 million of share-based compensation for the period. For the six months ended June 30, 2010, total adjusted operating expenses were $14.5 million, or approximately $7,251 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $4.8 million of share-based compensation.

Six months ended June 30, 2011 Non-cash Items

The Company’s results for the six months ended June 30, 2011, included the following non-cash items:

▪

Depreciation expense of $1.4 million, or $0.02 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increases depreciation expense (amortized over the remaining useful life of the vessel).

▪

Impairment loss of $5.0 million, or $0.09 per basic and diluted share, related to the M/V Crystal Seas.

▪

An unrealized gain from interest rate swaps of $0.8 million, or $0.01 per basic and diluted share, respectively.

▪

Loss on sale of vessels of $14.8 million, or $0.26 per basic and diluted share, related to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to Box Ships Inc.

▪

Non-cash expenses of $2.9 million, or $0.05 per basic and diluted share, relating to the amortization of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees and related to share based compensation to the management company.

In the aggregate, these non-cash items decreased net income by $23.3 million, which represents a $0.39 decrease in earnings per basic and diluted share, for the six months ended June 30, 2011.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its second quarter and six months ended June 30, 2011 results on August 9, 2011 at 10:00 am Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US) or 0080 044 131 378 (from Greece). Please quote "Paragon."

A replay of the conference call will be available until August 16, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.paragonship.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes and containers. The Company’s current fleet consists of eleven drybulk vessels with a total carrying capacity of 747,994 dwt.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of August 8, 2011.

Operating Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handymax
Crystal Seas	Handymax	43,222	1995
Total Handymax	1	43,222
Grand Total	11	747,994

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handysize	4	148,800

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of August 8, 2011.

Containership Newbuildings that we have agreed to acquire

Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	2013
Hull no. 657 (1)	4,800	56,500	2013
Total	9,600	113,000

(1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data

	Quarter Ended June 30, 2010	Quarter Ended June 30, 2011
FLEET DATA
Average number of vessels (1)	11.0	11.8
Available days for fleet (2)	956	1,048
Calendar days for fleet (3)	1,001	1,077
Fleet utilization (4)	96%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	29,054	22,466
Time charter equivalent adjusted (5)	26,569	22,466
Vessel operating expenses (6)	4,284	4,360
Drydocking expenses (7)	1,130	983
Management fees adjusted (8)	867	1,147
General and administrative expenses adjusted (9)	1,337	1,294
Total vessel operating expenses adjusted (10)	7,618	7,784

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
FLEET DATA
Average number of vessels (1)	11.1	12.4
Available days for fleet (2)	1,946	2,183
Calendar days for fleet (3)	2,005	2,247
Fleet utilization (4)	97%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	29,475	23,320
Time charter equivalent adjusted (5)	26,766	23,320
Vessel operating expenses (6)	4,480	4,551
Drydocking expenses (7)	624	806
Management fees adjusted (8)	873	1,052
General and administrative expenses adjusted (9)	1,274	1,281
Total vessel operating expenses adjusted (10)	7,251	7,690

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these adjustments provide additional information on the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period and exclude share based compensation to the management company.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars)

	Quarter Ended June 30, 2010	Quarter Ended June 30, 2011
Time Charter Revenues	29,495,083	25,093,684
Less Voyage Expenses	(101,089)	(102,803)
Less Commission	(1,618,777)	(1,446,044)
Total Revenue, net of voyage expenses	27,775,217	23,544,837
Total available days	956	1,048
Time Charter Equivalent	29,054	22,466
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	29,495,083	25,093,684
Less Voyage Expenses	(101,089)	(102,803)
Less Commission	(1,618,777)	(1,446,044)
Total Revenue, net of voyage expenses	27,775,217	23,544,837
Less Amortization of Below Market Acquired Time Charters	(2,375,058)	-
Total Revenue, net of voyage expenses Adjusted	25,400,159	23,544,837
Total available days	956	1,048
Time Charter Equivalent Adjusted	26,569	22,466

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Time Charter Revenues	60,901,335	54,113,203
Less Voyage Expenses	(185,644)	(228,383)
Less Commission	(3,357,155)	(2,976,400)
Total Revenue, net of voyage expenses	57,358,536	50,908,420
Total available days	1,946	2,183
Time Charter Equivalent	29,475	23,320
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	60,901,335	54,113,203
Less Voyage Expenses	(185,644)	(228,383)
Less Commission	(3,357,155)	(2,976,400)
Total Revenue, net of voyage expenses	57,358,536	50,908,420
Less Amortization of Below Market Acquired Time Charters	(5,272,803)	-
Total Revenue, net of voyage expenses Adjusted	52,085,733	50,908,420
Total available days	1,946	2,183
Time Charter Equivalent Adjusted	26,766	23,320

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Cash and Cash Equivalents, beginning of period	133,960,178	34,787,935
Cash provided by / (used in):
Operating Activities	28,658,040	24,488,408
Investing Activities	(38,425,298)	16,445,536
Financing Activities	(50,641,720)	(55,480,942)
Net decrease in Cash and Cash Equivalents	(60,408,978)	(14,546,998)
Cash and Cash Equivalents, end of period	73,551,200	20,240,937

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended June 30, 2010	Quarter Ended June 30, 2011
Net Income / (Loss)	7,306,129	(16,777,396)
Plus Net Interest expense	2,090,932	2,734,076
Plus Depreciation	8,125,161	8,149,765
EBITDA	17,522,222	(5,893,555)
Adjusted EBITDA Reconciliation
Net Income / (Loss)	7,306,129	(16,777,396)
Non-cash revenue and depreciation due to below market acquired time charters	(1,686,797)	688,261
Impairment loss	-	5,000,000
Loss on sale of vessels	-	14,796,471
Unrealized (gain) / loss from interest rate swaps	(1,365,383)	163,074
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	2,437,529	1,331,946
Adjusted Net Income	6,691,478	5,202,356
Plus Net Interest expense	2,090,932	2,734,076
Plus Depreciation (2)	7,436,900	7,461,504
Adjusted EBITDA	16,219,310	15,397,936

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Net Income / (Loss)	16,465,624	(11,352,300)
Plus Net Interest expense	4,481,645	5,094,230
Plus Depreciation	16,161,035	16,909,989
EBITDA	37,108,304	10,651,919
Adjusted EBITDA Reconciliation
Net Income / (Loss)	16,465,624	(11,352,300)
Non-cash revenue and depreciation due to below market acquired time charters	(3,903,944)	1,368,959
Impairment loss	-	5,000,000
Gain / (loss) on sale of vessels	(262,490)	14,796,471
Unrealized gain from interest rate swaps	(2,381,320)	(771,999)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	4,846,874	2,922,054
Adjusted Net Income	14,764,744	11,963,185
Plus Net Interest expense	4,481,645	5,094,230
Plus Depreciation (2)	14,792,176	15,541,030
Adjusted EBITDA	34,038,565	32,598,445

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by generally accepted accounting principles in the United States of America (U.S. GAAP) and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

U.S. GAAP Financial Information	Quarter Ended June 30, 2010	Quarter Ended June 30, 2011
Net Income / (Loss)	7,306,129	(16,777,396)
Net Income / (Loss) attributable to non-vested share awards	249,773	(448,597)
Net Income / (Loss) available to common shareholders	7,056,356	(16,328,799)
Weighted average number of common shares basic and diluted	49,481,540	58,254,929
Earnings / (Loss) per common share basic and diluted	0.14	(0.28)
Reconciliation of Net Income to Adjusted Net Income
Net Income / (Loss)	7,306,129	(16,777,396)
Non-cash revenue and depreciation due to below market acquired time charters	(1,686,797)	688,261
Impairment loss	-	5,000,000
Loss on sale of vessels	-	14,796,471
Unrealized (gain) / loss from interest rate swaps	(1,365,383)	163,074
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	2,437,529	1,331,946
Adjusted Net Income	6,691,478	5,202,356
Adjusted Net Income attributable to non-vested share awards	228,760	139,101
Adjusted Net Income available to common shareholders	6,462,718	5,063,255
Weighted average number of common shares basic and diluted	49,481,540	58,254,929
Adjusted earnings per common share basic and diluted(1)	0.13	0.09

(1)

Adjusted earnings per share is not an item recognized by U.S. GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

U.S. GAAP Financial Information	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Net Income / (Loss)	16,465,624	(11,352,300)
Net Income / (Loss) attributable to non-vested share awards	562,107	(339,793)
Net Income / (Loss) available to common shareholders	15,903,517	(11,012,507)
Weighted average number of common shares basic and diluted	49,481,532	57,276,048
Earnings / (Loss) per common share basic and diluted	0.32	(0.19)
Reconciliation of Net Income to Adjusted Net Income
Net Income / (Loss)	16,465,624	(11,352,300)
Non-cash revenue and depreciation due to below market acquired time charters	(3,903,944)	1,368,959
Impairment loss	-	5,000,000
(Gain) / loss on sale of vessels	(262,490)	14,796,471
Unrealized gain from interest rate swaps	(2,381,320)	(771,999)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	4,846,874	2,922,054
Adjusted Net Income	14,764,744	11,963,185
Adjusted Net Income attributable to non-vested share awards	504,042	358,078
Adjusted Net Income available to common shareholders	14,260,702	11,605,107
Weighted average number of common shares basic and diluted	49,481,532	57,276,048
Adjusted earnings per common share basic and diluted(1)	0.29	0.20

(1)

Adjusted earnings per share is not an item recognized by U.S. GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and June 30, 2011
(Expressed in United States Dollars)
December 31, 2010June 30, 2011
Assets

Cash and cash equivalents (including restricted cash)	59,787,935	45,240,937
Other current assets	5,725,343	7,554,489
Vessels, net	695,148,227	570,470,677
Advances for vessel acquisitions and vessels under construction	58,460,129	62,674,841
Other fixed assets, net	231,745	288,393
Investment in affiliate	-	38,085,100
Loan to affiliate	-	30,000,000
Other non-current assets	1,922,631	2,346,418

Total Assets	821,276,010	756,660,855

Liabilities and Shareholders' Equity

Current portion of long-term debt	35,077,988	31,877,988
Other current liabilities	10,134,367	9,365,293
Long-term debt, net of current portion	282,757,012	222,818,018
Other non-current liabilities	2,834,976	1,395,937
Total shareholders' equity	490,471,667	491,203,619

Total Liabilities and Shareholders' Equity	821,276,010	756,660,855

Unaudited Condensed Consolidated Statements of Income
For the three months ended June 30, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	June 30, 2010	June 30, 2011
Revenue
Time charter revenue	29,495,083	25,093,684
Less: commissions	1,618,777	1,446,044
Net Revenue	27,876,306	23,647,640

Expenses / (Income)
Voyage expenses	101,089	102,803
Vessels operating expenses	4,287,976	4,696,330
Dry-docking expenses	1,131,316	1,059,004
Management fees charged by a related party	867,984	1,236,325
Depreciation	8,125,161	8,149,765
General and administrative expenses	3,776,009	2,723,984
Impairment loss	-	5,000,000
Bad debt provisions	-	84,718
(Gain) / loss on sale of assets / vessel acquisition option	(588,540)	14,796,471
Gain from vessel early redelivery	-	(913,165)
Operating Income / (Loss)	10,175,311	(13,288,595)

Other Income / (Expenses)
Interest and finance costs	(2,183,172)	(2,939,070)
Loss on derivatives	(707,104)	(1,221,796)
Interest income	92,240	204,994
Equity in net income of affiliate	-	482,290
Foreign currency loss	(71,146)	(15,219)
Total Other Expenses, net	(2,869,182)	(3,488,801)
Net Income / (Loss)	7,306,129	(16,777,396)

Earnings / (Loss) per Class A common share, basic and diluted	$ 0.14	($0.28)

Weighted average number of Class A common shares, basic and diluted	49,481,540	58,254,929

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the six months ended June 30, 2010 and 2011
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2011
Revenue
Time charter revenue	60,901,335	54,113,203
Less: commissions	3,357,155	2,976,400
Net Revenue	57,544,180	51,136,803

Expenses / (Income)
Voyage expenses	185,644	228,383
Vessels operating expenses	8,982,050	10,226,871
Dry-docking expenses	1,250,640	1,810,061
Management fees charged by a related party	1,749,393	2,611,938
Depreciation	16,161,035	16,909,989
General and administrative expenses	7,401,444	5,553,539
Impairment loss	-	5,000,000
Bad debt provisions	-	252,392
(Gain) / loss on sale of assets / vessel acquisition option	(851,030)	14,796,471
Gain from vessel early redelivery	(113,338)	(913,165)
Operating Income / (Loss)	22,778,342	(5,339,676)

Other Income / (Expenses)
Interest and finance costs	(4,729,660)	(5,339,852)
Loss on derivatives	(1,790,384)	(1,400,573)
Interest income	248,015	245,622
Equity in net income of affiliate	-	482,290
Foreign currency loss	(40,689)	(111)
Total Other Expenses, net	(6,312,718)	(6,012,624)
Net Income / (Loss)	16,465,624	(11,352,300)

Earnings / (Loss) per Class A common share, basic and diluted	$ 0.32	($0.19)

Weighted average number of Class A common shares, basic and diluted	49,481,532	57,276,048